CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Raub Brock Capital Management LP, we hereby consent to reference to the firm-wide verification for the period January 1, 2017 to December 31, 2018, issued by ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus for the Raub Brock Dividend Growth Fund.

December 12, 2019

ACA Performance Services, LLC

General Counsel